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                                November 2, 2021

       Sajan Pillai
       Chief Executive Office
       McLaren Technology Acquisition Corp.
       2600 Michelson Drive. Suite 2700
       Irvine, CA 92612

                                                        Re: McLaren Technology
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 20,
2021
                                                            File No. 333-259339

       Dear Mr. Pillai:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed October 20, 2021

       Risks Relating to our Securities, page 57

   1. We note your risk factor that currently your warrants are expected to be accounted for as equity in your balance
sheet, but you cannot guarantee that your warrants would not be classified be as
liabilities. We further note your disclosure that if auditors of a potential target disagree or the
SEC issues a statement in the future, it could result in different accounting treatment
and you may need to restate your financial statements. These statements appear to
qualify the accounting treatment of the warrants. Please tell us how this disclosure is
appropriate in light of the audit report that states the financial statements are the responsibility
of management and in which your auditor opines that the financial statements present
fairly, in all material respects, your financial position and the results of your operations and
cash flows in conformity with accounting principles generally
 Sajan Pillai
McLaren Technology Acquisition Corp.
November 2, 2021
Page 2
         accepted in the United States of America.
      You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameSajan Pillai                        Sincerely,
Comapany NameMcLaren Technology Acquisition Corp.
                                                      Division of Corporation
Finance
November 2, 2021 Page 2                               Office of Trade &
Services
FirstName LastName